Exhibit (h)(1)(ii)

FUND ACCOUNTING AND ADMINISTRATION SERVICE AGREEMENT
FEES AND COMPENSATION
Appendix A
FUNDS TO BE SERVICED
(Updated September 12, 2019)
1.	Arin Large Cap Theta Fund[1]
2.	Cavalier Adaptive Income Fund
3.	Cavalier Fundamental Growth Fund
4.	Cavalier Growth Opportunities Fund
5.	Cavalier Hedged High Income Fund
6.	Cavalier Tactical Economic Fund
7.	Cavalier Tactical Rotation Fund
8.	Crow Point Small-Cap Growth Fund
9.	Matisse Discounted Closed-End Fund Strategy
10.	Matisse Discounted Bond CEF Strategy
11.	Method Smart Beta U.S. Sector Plus Fund
12.	Method Smart Beta Explorer Allocation Plus Fund
13.	QCI Balanced Fund
14.	Roumell Opportunistic Value Fund
15.	Sector Rotation Fund
16.	Sirius S&P Strategic Large-Cap Allocation Fund

By: /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  Nottingham, Executive Vice President

1 Effective March 1, 2020.